Contact

www.linkedin.com/in/youngwon-lee (LinkedIn)

Top Skills

Business Strategy
Supply Chain Management
Salesforce.com Consulting

Languages

Korean (Native or Bilingual)
Spanish (Elementary)
English (Native or Bilingual)

Certifications

WSET® Level 3 Advanced in Wines and Spirits
WSET® Level 2 - Spirits
WSET® Level 2 - Wines and Spirits

Youngwon Lee

Chief Executive Officer at Dokkaebier
미국 캘리포니아 에머리빌

Summary

With 14 years of experience in the Food & Beverage industry, I've learned to make smart bets when it comes to launching and establishing new brands. I am an analytical, straightforward, and honest professional, capable of solving challenges in complex and fast-paced environments. Ultimately, I make things happen while keeping a calm and focused management style.

If you share a similar passion in the Food & Beverage industry or have a general interest in management themes, please feel free to connect with me through Linkedin.

Experience

Dokkaebier
Chief Executive Officer
July 2019 - Present (3 years 7 months)

We take our name from dokkaebi (도깨비), the mysterious, shape-shifting creatures found throughout Korean folklore. Often described as playful and mischievous spirits, dokkaebi possess the ability to change their physical appearance at will.

Our crew here at Dokkaebier are shapeshifters, too. We’re simultaneously brewers, chefs, innovators, and gracious hosts—and we'd love to show you how amazing Korean drinking and dining culture can be.

The Booth Brewing Co.
Head of US Operations
April 2017 - June 2019 (2 years 3 months)
Eureka, California

The Booth Brewing Co. is a microbrewery headquartered in Seoul, South Korea. The brewery was founded in 2013. In 2015, The Booth Brewing Co. acquired a brewing facility in Eureka , California, previously owned by Lost Coast Brewery. The Booth is well known for Taedonggang Pale Ale,

a collaboration with Danish microbrewery Mikkeller, and also for being the second non-U.S. craft brewer to produce beer in its own facility in the US.
►In charge of running the Eureka Brewery operation based in California.
►Accountable for the management of the entire brewery staff.
►In charge of US operations, supervising and managing all departments including Finance, Logistics, Marketing, and Sales.

Magnum the Tasting Room
Chief Operating Officer
October 2015 - November 2016 (1 year 2 months)
서울시 강남구 청담동

MAGNUM Korea
COO
October 2015 - November 2016 (1 year 2 months)
대한민국 서울 강남구

MAGNUM The Bottle Shop
Chief Operating Officer
March 2015 - November 2016 (1 year 9 months)
서울시 강남구 신사동

Magnum was one of the first Premium Liquor stores to open in Korea offering a wide variety of alcoholic beverages, liquor tasting events and a gourmet food menu.
►In charge of promoting all events and supervising client services operations.
►In charge of marketing & sales of all alcoholic products.

Indulge Korea
Chief Operating Officer
October 2008 - April 2015 (6 years 7 months)
Seoul

Indulge Korea is a Food & Beverage Import & Brand Management company based in Seoul, Korea. The company has track record of success, both, creating new brands, as well as localizing global brands for the complex Korean marketplace.
►Moved from the US to South Korea in 2008 and started to work at Indulge Co. with a 3 person operation, representing various wineries around the world in the Asian market. Main responsibilities and achievements include:
►In charge of marketing wine and spirits brands through events such as tasting seminars, winemakers dinner, wine and spirits expos and various music fesivals.

►Responsible for developing OEM products with Lotte Chilsung (a major F&B company in Korea).
►Promoted to Director of Operations in 2011 and later COO in 2014 in charge of supervising the sales, finance, logistics, and operations departments.
►Hired all staff members and designed + implemented all processes.
►Designed and executed the sales strategy including On-trade (restaurants, bars, clubs, wholesalers) and Off-trade (Hypermart, CVS, Warehouse) negotiations.
►Designed and executed the marketing strategy including branding, PR and Event Management.
►In charge of all logistics management and financial operations including supervision of books, manufacturer negotiations, and bank relationships raising at least 2M in loans.
►Together with a developer, extensively designed and implemented the Salesforce system for the company.
►Managed the company's Duty Free business.
►Grew the business from 3 staff members in 2008 to approximately 80 staff members in 2015.
►Yearly sales revenue increase, 2M in 2011, 5M in 2012, 8.9M in 2013 and 18M in 2014.
Major Brands
►Patron, Bernini Sparkling, Cuerpo, VOGA, AGWA

Education

Bergen County Academies
Academy for the Advancement of Science and Technology · (2004 - 2007)

University of California, Berkeley